Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated November 8, 2010	Registration Statement No. 333-160657
Supplementing the Preliminary
Prospectus Supplement dated November 8, 2010
(To Prospectus dated July 29, 2009)

Radian Group Inc.

3.00% Convertible Senior Notes due 2017

The information in this pricing term sheet relates only to Radian Group Inc.’s offering (the “Offering”) of its 3.00% Convertible Senior Notes due 2017 and should be read together with the preliminary prospectus supplement dated November 8, 2010 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated July 29, 2009, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-160657.

Issuer:	Radian Group Inc., a Delaware corporation

Ticker / Exchange for Common Stock:	RDN / The New York Stock Exchange (“NYSE”).

Securities Offered:	3.00% Convertible Senior Notes due 2017 (the “Notes”).

Aggregate Principal Amount Offered:	$400,000,000 aggregate principal amount of Notes (or a total of $450,000,000 aggregate principal amount of Notes if the underwriters’ over-allotment option to purchase up to $50,000,000 of additional Notes is exercised in full).

Maturity Date:	November 15, 2017, unless earlier repurchased or converted.

Interest Rate:	3.00% per annum, accruing from the Settlement Date.

Interest Payment Dates:	May 15 and November 15 of each year, beginning on May 15, 2011.

Public Offering Price:	100% per Note.

NYSE Last Reported Sale Price on November 8, 2010:	$8.82 per share of the Issuer’s common stock.

Conversion Premium:	32.5% above the NYSE Last Reported Sale Price on November 8, 2010.

Initial Conversion Price:	Approximately $11.69 per share of the Issuer’s common stock.

Initial Conversion Rate:	85.5688 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Use of Proceeds:	The net proceeds from the Offering, after deducting the underwriting discount and estimated offering expenses, are expected to be approximately $388.6 million (or approximately $437.2 million if the underwriters exercise their over-allotment option in full).

The Issuer intends to use the net proceeds from the Offering to fund working capital requirements and for general corporate purposes, which may include repayment or repurchase of the Issuer’s outstanding debt securities, including some or all of the Issuer’s 7.75% debentures and the Issuer’s 5.625% senior notes either before or at their respective scheduled maturity dates on June 1, 2011 and February 15, 2013, and additional capital support for the Issuer’s mortgage insurance business.

The Issuer intends to use approximately $41.0 million of the net proceeds of the Offering to fund the cost of the capped call transaction described below, which it expects to enter into with an affiliate of one of the underwriters (the “Hedge Counterparty”) in connection with the Offering. If the underwriters exercise their over-allotment option to purchase additional Notes, the Issuer may use a portion of the net proceeds from the sale of such additional Notes to fund the additional cost of entering into an additional capped call transaction with the Hedge Counterparty.

Commissions and Discounts:	The Notes sold by the underwriters to the public will initially be offered at the Public Offering Price, plus accrued interest from the original issue date of the Notes, if any. Any Notes sold by the underwriters to securities dealers may be sold at a discount of up to 1.65% of the principal amount of the Notes.

The following table shows the Public Offering Price and total underwriting discount the Issuer will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional Notes:

	Per Note	No Exercise	Full Exercise
Public Offering Price	100%	$400,000,000	$450,000,000
Underwriting discount	2.75%	$11,000,000	$12,375,000
Proceeds to Radian Group Inc. (before expenses)	97.25%	$389,000,000	$437,625,000

The Issuer estimates that the total expenses of the Offering payable by the Issuer, not including the underwriting discount, will be approximately $450,000

Trade Date:	November 8, 2010.

Settlement Date:	November 15, 2010.

CUSIP:	750236 AK7

ISIN:	US750236AK77

Sole Book-Running Manager:	Morgan Stanley & Co. Incorporated.

Co-Managers:	Dowling & Partners Securities, LLC; Keefe, Bruyette & Woods, Inc.; Macquarie Capital (USA) Inc.; Northland Capital Markets.

Capped Call Transaction:	In connection with the pricing of the Notes, the Issuer intends to enter into a capped call transaction with the Hedge Counterparty. If the underwriters exercise their over-allotment option to purchase additional Notes, the Issuer may enter into an additional capped call transaction with the Hedge Counterparty. The capped call transaction will cover the number of shares of the Issuer’s common stock underlying the Notes, with an initial strike price equal to the initial conversion price of the Notes and a cap price initially equal to $14.112, or 60% of the strike price (in each case subject to anti-dilutive adjustments similar to those applicable to the Notes).

Adjustment to Conversion Rate Upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of the Issuer’s common stock to be added to the conversion rate per $1,000 principal amount of Notes for conversions in connection with a “make-whole fundamental change” based on the stock price and effective date in such make-whole fundamental change:

Effective Date	Stock Price
	8.82	10.00	12.50	15.00	20.00	25.00	30.00	35.00	40.00	50.00	60.00	70.00	75.00
November 15, 2010	27.8098	23.7839	15.7641	11.4108	7.0508	4.9236	3.6583	2.8109	2.2014	1.3877	0.8820	0.5521	0.4315
November 15, 2011	27.8098	23.4186	15.0075	10.5976	6.3841	4.4265	3.2887	2.5318	1.9877	1.2578	0.8003	0.5002	0.3897
November 15, 2012	27.8098	22.9112	14.0558	9.6025	5.5962	3.8500	2.8629	2.2111	1.7414	1.1072	0.7057	0.4398	0.3418
November 15, 2013	27.8098	22.1084	12.7939	8.3523	4.6656	3.1894	2.3802	1.8472	1.4610	0.9343	0.5967	0.3707	0.2868
November 15, 2014	27.8098	20.8638	11.0958	6.7749	3.5883	2.4535	1.8465	1.4428	1.1469	0.7383	0.4726	0.2925	0.2251
November 15, 2015	27.8098	19.0573	8.8078	4.8028	2.3919	1.6653	1.2711	1.0006	0.7991	0.5181	0.3329	0.2052	0.1568
November 15, 2016	27.8098	16.6097	5.6268	2.3813	1.1642	0.8514	0.6581	0.5204	0.4172	0.2727	0.1766	0.1088	0.0825
November 15, 2017	27.8098	14.4312	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- and 366-day year, as applicable;

•

if the stock price is more than $75.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•

if the stock price is less than $8.82 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of the Issuer’s common stock issuable upon conversion exceed 113.3786 per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

The following table shows the Issuer’s capitalization at September 30, 2010 on an as adjusted basis to reflect the Offering and the related use of proceeds, as described above, and assuming no exercise of the underwriters’ over-allotment option to purchase additional Notes. As adjusted to include the sale of the Notes in the Offering, assuming the underwriters do not exercise their over-allotment option to purchase additional Notes, the Issuer’s total consolidated long-term debt as of September 30, 2010 would have been approximately $930.2 million and would have represented approximately 31.9% of the Issuer’s total capitalization as of that date.

September 30, 2010 (unaudited) (in thousands, except share and per share amounts) As adjusted (5)
Cash, cash equivalents, restricted cash and short-term investments	$1,779,381

Short-term obligations:
Current portion of long-term debt	—
Long-term obligations:(1)
7.75% Debentures due 2011 (2)	160,323
5.625% Senior Notes due 2013 (2)	254,817
5.375% Senior Notes due 2015 (2)	249,761
3% Convertible Senior Notes due 2017 (3)	265,294

Total long-term obligations	930,195

Shareholders’ equity:
Preferred Stock, par value $.001 per share; 20,000,000 shares authorized; none issued or outstanding	—
Common Stock, par value $.001 per share; 325,000,000 shares authorized; 150,398,463 issued and 132,942,783 outstanding (4)	150
Treasury Stock, at cost, 17,455,680 shares	(891,989)
Additional paid-in capital	1,954,471
Retained earnings	928,025
Accumulated other comprehensive loss, net	(634)

Total Shareholders’ Equity	1,990,023

Total Capitalization	$2,920,218

(1)	Long-term debt obligations are presented at carrying value. Excludes debt of variable interest entities that is guaranteed by certain of the Issuer’s subsidiaries and consolidated on the Issuer’s balance sheet as required under accounting standards.

(2)	Reflects the amounts set forth on the Issuer’s consolidated balance sheet. The outstanding principal amounts are: 7.75% Debentures - $160,000 and the 5.625% and 5.375% Senior Notes - $250,000 each.
(3)	In accordance with ASC 470–20, the fair value of the feature to convert the debt into common stock is reported as a component of stockholders’ equity. Upon issuance of the Notes, the debt will be reported at a discount to the face amount resulting in a decrease in the amount of debt with an increase in equity reported in the Issuer’s financial statements. Under GAAP, the amount of debt reported will accrete up to the face amount over the expected term of the debt. The determination of the fair values of the debt and equity components has been estimated but is subject to change based upon the completion of the Issuer’s analysis of non–convertible debt interest rates. The Issuer currently estimates that the fair value of the feature to convert the debt into common stock which will be reported as unamortized discount on the Notes being offered is equal to approximately $134.7 million on a pre–tax basis; this amount will be reported, on an after–tax basis, as an increase to additional paid–in capital on an as adjusted basis. ASC 470–20 does not affect the actual amount that the Issuer is required to repay. In addition, additional paid–in capital is reduced as a result of the net cost of the capped call transaction as well as related issuance costs, which together is equal to approximately $44.9 million on a pre-tax basis; this amount will be reported, on an after-tax basis, as a decrease to additional paid-in capital on an as-adjusted basis.
(4)	Outstanding shares of common stock as of September 30, 2010 excludes: (a) 4,943,348 shares issuable upon the exercise of stock options that are outstanding as of such date at a weighted exercise price of $19.99 per share; (b) 734,741 shares issuable upon the conversion of shares of equity compensation awards outstanding as of such date; (c) 1,049,182 shares of common stock reserved for future issuance under the Issuer’s equity compensation plans; (d) 1,780,916 shares of common stock available for sale under the Issuer’s employee stock purchase plan; (e) 2,157,027 shares of common stock available for issuance under the Issuer’s savings and incentive plan, and (f) 51,020,370 shares of common stock reserved for issuance upon conversion of the Notes.
(5)	Amount reflects the gross proceeds of the Offering assuming no exercise of the underwriters’ over-allotment option to purchase additional Notes.

The Issuer has filed a registration statement (including a preliminary prospectus supplement dated November 8, 2010 and an accompanying prospectus dated July 29, 2009) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley & Co. Incorporated, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, telephone: (866) 718-1649, or by emailing prospectus@morganstanley.com.

This communication should be read in conjunction with the preliminary prospectus supplement dated November 8, 2010 and the accompanying prospectus dated July 29, 2009. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.